EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated May 2, 2025, except for Note 1 as to which the date is July 22, 2025 and Note 14 as to which the date is August 8, 2025, in this Amendment No. 1 to the Registration Statement on Form F-1(File No. 333-289879), under the Securities Act of 1933, with respect to the consolidated balance sheets of Dbim Holdings Limited and its subsidiaries (collectively the “Company”) as of September 30, 2023, and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended September 30, 2024, and the related notes included herein.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

San Mateo, California	WWC, P.C.
October 27, 2025	Certified Public Accountants
PCAOB ID: 1171